ANGEL ACQUISITION CORP.

Mr. Howard Efron
Staff Accountant
Division of Corporate Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

VIA FACSIMILE AND EDGAR
September 9, 2008

Re: Angel Acquisition Corp. (the “Company”)
Form 10-KSB for the year ended December 31, 2007
File Number 0-32829

Dear Mr. Efron:

In response to your comments and in light of our recent discussions we plan to amend our Annual Report for the year ended December 31, 2007 as follows:

Item 8A, as it currently appears in the filing, will be deleted and the following substituted in its place:
Item 8A(T).  Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures.

Management conducted, under supervision of our CEO and CFO, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act).  Based on the assessment performed in connection with this amended Annual Report on Form 10-KSB/A, management concluded that as of December 31, 2007, our disclosure controls and procedures over financial reporting were not effective because of the following material weakness: we failed to include the discussion of the internal control over financial reporting in our Annual Report on Form 10-KSB, File Number 0-32829, filed with the Commission on March 31, 2008.  This failure to include the information regarding our internal control over financial reporting rendered our disclosure controls and procedures over financial reporting not effective for the yearly period ended December 31, 2007.

Remediation of Material Weakness in Disclosure Controls and Procedures

In the future, we will include the discussion of the internal control over financial reporting as required by Exchange Act Rules 13a-15 and 15d-15 and Regulation S-K in our filings with the Commission.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.  Our Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United states, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management conducted, under supervision of our CEO and CFO, an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only Management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting.  No changes in our internal control over financial reporting have occurred during the fourth fiscal quarter covered by this Report that had a material effect, or are reasonably likely to have a material effect, on our internal control over financial reporting.

Certifications Under Item 601(b)(31) of Regulation S-B

We will amend the Certifications of our CEO and CFO contained in our Annual Report for the year ended December 31, 2007 to comply with the requirements of Item 601(b)(31).  The text of the amended certifications is as follows:

I, Steve Bonenberger, certify that:

1.	I have reviewed this Annual Report (“Report”) of Angel Acquisition Corp. (the “Company”);

2.
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

4.
The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

d.
Disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.
The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: September  9, 2008
/s/ Steve Bonenberger
[certifying officer’s name, title]

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or Paulina Lipets, the Company’s special counsel, at 713-503-9934, with any comments or concerns.

Thank you,

/s/ Steve Bonenberger